Exhibit 1

Rio de Janeiro, February 22, de 2017.

Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários—CVM)

Attn.:   Mr. Fernando Soares Vieira

            Superintendent of Corporate Relations

Mr. Guilherme Rocha Lopes

Director of Corporate Monitoring – 2

c/c to

emissores@bvmf.com.br

ccarajoinas@bvmf.com.br

apereira@bvmf.com.br

nortega@bvmf.com.br

Re.: Official Letter No. 78/2017/CVM/SEP/GEA-2

Dear Sirs,

We refer to Official Letter No. 78/2017/CVM/SEP/GEA-2 (“Official Letter”), copy attached hereto, which requests that Oi S.A. – In Judicial Reorganization (“Oi” or “Company”) clarify the information in the news published on the website Globo Online on February 20, 2017, with the title “Judge orders Oi to take a position on the Moelis proposal in five days,” to explain the following.

Oi clarifies that the creditor Goldentree Distressed Fund and other creditors belonging to the group of bondholders served by Moelis & Company (“Moelis”) presented an objection to the judicial reorganization plan presented by the Company on September 5, 2016, since they had submitted a proposal of an alternative plan, as previously disclosed by the Company in a Notice to the Market dated December 19, 2016.

Oi further clarifies that, pursuant to the terms of the dispatch from the 7th Corporate Court of Rio de Janeiro on February 14, 2017, it will make a statement, in the normal course of the judicial reorganization process, about the presentation of the proposal of the alternative plan by Moelis, which, however, will not represent a formal position from the Company with respect to the content of the alternative plan, nor will it represent any decision with respect to any change in the reorganization plan presented by the Company.

Oi reiterates once again that it continues to meet regularly with creditors and other stakeholders with the intention of gathering impressions and comments about the plan and that it believes that the results of these discussions will be reflected in a final proposal of the judicial reorganization plan, to be brought up for approval by a creditors’ meeting in the manner prescribed by law, which guarantees the Company’s operational viability and sustainability and that serves creditors, shareholders and other interested parties, allowing the Company to grow stronger at the end of this process.

Sincerely,

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8º andar Rio de Janeiro - CEP 22430-190 Estado do Rio de Janeiro	www.oi.com.br

Official Letter No. 78/2017/CVM/SEP/GEA-2

Rio de Janeiro, February 21, 2017.

To Mr.

RICARDO MALAVAZI MARTINS

Investor Relations Officer of

OI S.A. – IN JUDICIAL REORGANIZATION

RUA HUMBERTO DE CAMPOS, 425 – 8TH FLOOR,   LEBLON

Zip Code 22430190    RIO DE JANEIRO    RJ

TEL 21  31312918

E-MAIL: INVEST@OI.NET.BR

C/C: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br; nortega@bvmf.com.br

Subject: Request for Clarifications with respect to news.

Dear Sir,

1.      We report on the news published on February 20, 2017 on the website Globo online titled “Judge orders Oi to take a position on the Moelis proposal in five days,” which contains the following information:

“Oi will have to present a formal position with respect to the restructuring plan proposed by the noteholders represented by Moelis & Company, according to a dispatch from the Court of Rio de Janeiro obtained by Bloomberg.

The proposal, presented on December 16 by the group which holds the largest debt block of the Brazilian telephone operator, suggests means through which Oi can tackle  a debt of close to US$ 19 billion and end its judicial reorganization. The judge accepted the request from GoldenTree Asset Management, the fund of the steering committee of the group of creditors being advised by Moelis. Oi has five days to comply with the order. The creditors, which work with the Egyptian billionaire Naguib Sawiris, proposed an investment of around R$ 37 billion (US$ 11.9 billion) in five years to improve operations, efficiency and quality of service. The debtholders also recommended a swap of R$ 24.8 billion in debt for a 95% interest in the company, injecting US$ 1.25 billion in new capital and installing a new board of directors. The remaining debt, after the swap, would be substituted for R$ 5.8 billion in new notes.

The China Development Bank Corp. and export credit agencies represented by FTI Consulting, with debts of US$ 1.6 billion, also aligned themselves with the Moelis group of noteholders.

Oi’s own restructuring plan, presented in September, encountered resistance from creditors because it does not permit them to immediately convert debt into shares. Only the company may present a plan for approval from creditors and Shareholders through a vote, pursuant to Brazilian judicial reorganization law.

The Moelis group proposal is also the target of criticism. The plan favors the steering committee of the group to the detriment of others, said Corrado Varoli, CEO of G5 Evercore, in December. G5 Evercore is advising a rival group of noteholders, with members such as Aurelius Capital Management.”

2.      In this regard, we require a statement from you about the veracity  of the assertions published in the news, and if confirmed, an explanation of the reasons why the company chose not to disclose such information in a Material Fact, pursuant to the terms of CVM Instruction No. 358/2002. Additionally, we require that the Company indicate, should the information be true, which administrative and corporate measures are necessary to comply with the court decision referred to in the news.

3.      Such statement should include a copy of this Official Letter and be sent to the IPE System, category “Notice to the Market,” type “Clarifications –CVM/Bovespa Consultations,” subject “News Published in the Media.”

4.      We emphasize that, under the terms of Article 3 of CVM Instruction 358/02, it is the responsibility of the Investor Relations Officer to disclose and communicate any relevant act or fact occurring or related to its business to the CVM and, if applicable, the stock exchange and organized over-the-counter market entity in which the company’s securities are traded, as well as to ensure its wide and immediate dissemination simultaneously in all markets in which such securities are admitted to trading.

5.      We also remind you of the obligation set forth in the sole paragraph of Article 4 of CVM Instruction No. 358/02, to inquire the Company's management and controlling shareholders, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market. relevant fact occurring or related to its business, as well as to ensure its wide and immediate dissemination simultaneously in all markets in which such securities are admitted to trading. [sic].

6.      In accordance with the Superintendence of Corporate Relations (SEP), we warn that it will be up to this administrative authority, in its legal capacity and, based on item II, Article 9, Law No. 6,385 / 76, and Articles 7 and 9 of CVM Instruction No. 452/07, to determine the application of a fine, in the amount of R$1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for not responding to the present letter, also sent via e-mail, within 1 (one) business day.

Sincerely,

Document electronically signed by Guilherme Rocha Lopes, Manager, on February 21, 2017, at 5:24 p.m., pursuant to Article 1, III, “b,” of Law 11,419/2006.